Exhibit 99.8

PRESS RELEASE

Brazil: TotalEnergies sells its fuel distribution activities to SIM Distribuidora

Paris, October 18, 2024 – TotalEnergies has signed an agreement to sell its fuel distribution activities in Brazil to SIM Distribuidora, a Brazilian company. The transaction involves a network of about 240 filling stations and several storage facilities for petroleum products and ethanol.

SIM Distribuidora, one of the recognized players of the fuel distribution business in Brazil, belongs to Grupo Argenta, which has more than 500 service stations, lubricants and aviation activities.

This sale reflects the selective strategy of TotalEnergies in Marketing & Services in the retail network business focussed on core geographies with significant market share positions. The Company will retain its lubricants blending and distribution activities in Brazil.

The acquisition remains subject to authorization by the relevant authorities.

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About TotalEnergies in Brazil

TotalEnergies has been operating in Brazil for almost 50 years, through five subsidiaries, and today employs more than 3,500 people in its business segments, in Exploration & Production, gas, renewable electricity (solar and wind), lubricants and chemicals. TotalEnergies' Exploration & Production portfolio currently includes 11 licenses, of which 4 are operated. In 2023, the Company's average production in the country will reach approximately 140,000 barrels of oil equivalent per day. TotalEnergies is investing in the growth of the renewable energy segment in Brazil. In October 2022, the company entered into a partnership with Casa dos Ventos, Brazil's leading renewable energy player, to jointly develop a 12 GW renewable energy portfolio.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate

TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE.

Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).